U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                                 AMENDMENT NO. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                             PUSH ENTERTAINMENT INC.

                 (Name of Small Business Issuer in its Charter)



         Delaware                                        51-0384101
  (State of Incorporation)                     (IRS Employee Identification No.)



                                    Suite 600
                                560 5th Avenue SW
                         Calgary, Alberta Canada T2P 3R7
                    (Address of Principal executive Offices)



                                 (403) 297-1055
                          (Issuer's Telephone Number:)


                    Common Shares, $.001 par value per share
          (Securities to be Registered Under Section 12(g) of the Act)


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                                TABLE OF CONTENTS

                                     PART I

                                                                            PAGE

Item 1.  Description of Business                                               3

Item 2.  Management's Discussion and Analysis or Plan of Operation            10

Item 3.  Description of Property                                              13

Item 4.  Security Ownership of Certain Beneficial Owners and Management       14

Item 5.  Directors, Executive Officers, Promoters and Control Persons         15

Item 6.  Executive Compensation                                               18

Item 7.  Certain Relationships and Related Transactions                       19

Item 8.  Description of Securities                                            19

                                     PART II


Item 1.  Market Price and Dividends on the Registrant's
         Common Equity and Other Stockholder Matters                          19

Item 2.  Legal Proceedings                                                    20

Item 3.  Changes in and Disagreements with Accountants                        20

Item 4.  Recent Sales of Unregistered Securities                              20

Item 5.  Indemnification of Directors and Officers                            20

                                    PART F/S

Index to Financial Statements                                                 23

                                    PART III

Item 1.  Index to Exhibits                                                    33


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                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS

A.   The Company


     Push Entertainment Inc. (the "Company") was incorporated under the laws of the State of Delaware on January 7, 1998. The Company's address is Suite 600, 560 5th Avenue SW, Calgary, Alberta, Canada, T2P 3R7. The Company's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801. Its telephone number is (403)297-1055 and its facsimile number is
(403)297-1059.


     On January 7, 1998 the Company acquired all of the issued and outstanding capital stock of Push Technologies Inc. (formerly 736145 Alberta Inc.) an Alberta corporation incorporated on April 21, 1997 (the "Subsidiary").

     The Subsidiary had entered into an Agreement dated June 4, 1997 (the "E-Zone Agreement") with E-Zone Networks Inc., a Delaware Corporation ("E-Zone"), pursuant to which the Subsidiary agreed to purchase certain technology and intellectual property (the "Technology") from E-Zone in consideration of (1) the payment of $200,000 on or before March 31, 1998; and
(2) payment of an additional $160,500 for improvements made to the Technology.

     Pursuant to an Assignment Agreement dated January 27, 1998 (1) the Subsidiary assigned to the Company all of its right, title and interest in and to the E-Zone Agreement and in and to the Technology; and (2) the Company agreed to discharge the obligations of the Subsidiary under the terms of E-Zone Agreement. The Company has since satisfied all of the Subsidiary's obligations under the terms of the E-Zone Agreement.

     The Company has concluded that in order to more efficiently provide and make generally available current material information concerning its operations to its stockholders, a voluntary filing of a registration statement on Form 10-SB pursuant to the Security Exchange Act of 1934, as amended, (the "Exchange Act") is warranted. If the Company's reporting obligation under the Exchange Act is terminated its intention would be to continue to disseminate an annual report, including audited financial statements, to its stockholders.

     The Technology consists of a suite of processes and proprietary software which will facilitate the conversion of existing 2D film and video content to a 3D format. See "Item 1. Description of Business - The Business of the Company."

B.   The Business of the Company


     Following its acquisition of the Technology, the Company (1) has continued to expend its resources on the development and enhancement of the Technology (approximately $744,718 through September 30, 1998); and (2) implemented limited marketing activities. However, as at August 31, 1998 no revenues have been generated as a result of these marketing efforts. E-Zone, the initial developer of the Technology, had not generated any revenues from the Technology.


1.   The Technology

     The Technology includes the 3D Professional Workstation (the "Workstation") which consists of a


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suite  of  functions   designed   for   post-production   and  digital   imaging
professionals. The Workstation significantly improves the production process for creating stereoscopic 3D video, and when complete, will generate high quality 3D moving images from existing 2D content.

     The Technology is compatible with, and can be delivered on film, videotape, digital versatile disk ("DVD") and CD-ROM. The Company has completed feasibility studies of the 3D conversion process and has produced demonstration segments based on alpha releases of the Workstation. The first release of the Workstation is scheduled for the second quarter of 1999.


     The Technology does not require any "raw" materials (eg. computer hardware, disks, etc.) that are not widely and generally available from a variety of different sources at competitive rates.


2.   Intellectual Property

     The Company has been assigned the rights in and to a certain patent application pertaining to certain aspects of the Technology and will file additional patent, as well as copyright, applications for the Company's technologies and processes as and when management deems such applications are timely, necessary, and advantageous.

3.   Competitive Products

     Although there is a history of real time 2D to 3D conversion processes such as those being developed by the Sanyo Corporation, the Company is aware of only one other company (Xenotech Ltd., an Australian company) attempting to develop a post production 3D conversion process. While the Company and Xenotech Ltd. are developing similar and competitive processes, the Company believes that the Technology will offer more and greater flexibility than the Xenotech Ltd.
process. Although the Xenotech process has been in development for a longer period of time it has not yet been made commercially available. As both the Technology and the Xenotech Ltd. process have yet to be brought to market the Company is not able to assess the competitive features such as time and ease of delivery and product pricing. However, the Company does believe that the Technology will gain greater acceptance because of its ability to give the user a wider range of artistic control.

     Moreover, the entertainment, film, video and software industries are intensely competitive and the Company competes, and will compete, with companies having greater financial and technical resources. Therefore to the extent that the Company is able to establish sales, revenues and profits there is no assurance that it would be able to sustain such sales, revenues and profits. Moreover, although not a major factor today, if and when the Company begins achieving its objectives, larger, better financed companies in peripheral businesses may be attracted to the Company's markets. They may be prepared to spend large sums quickly to develop competitive products and to mount major marketing campaigns. The Company is aware of this possibility and hopes to establish itself as an industry leader early on. Time is of the essence and the Company's financing and marketing programs are essential to minimize this risk.

4.   Advantages of the Technology

     The Technology has three significant advantages:

     (a)  the  market  for  the  Technology  is  commercial  quality,   off-line
          processing which allows manipulation of specific images without distortion;

     (b)  the  automated  image object  tracking  capability  of the  Technology
          speeds  up  the   extraction   of  images   from  within  a  scene  by
          automatically tracking the image forward and backward


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          in time; and

     (c) the Technology has been designed to aid in enhancement and production and to become a part of the creative aspect of film and video making. It provides the editor with the unique ability to generate the desired final product. For example, in order to give an object a 3D effect, shading, texturing, rotations and other manipulations can be controlled and combined into a dynamic operation.

5.   Post Production

     The Technology has the capability of carrying out special effects film and video editing by object manipulation and image enhancement. Images which have been captured on film or video - a person or an object can be extracted on a scene by scene or a frame by frame basis. Through object recognition and tracking the undesired elements are extracted from the source. The Technology also allows the extracted objects to be manipulated in a variety of methods, thereby allowing the image to be converted from 2D to 3D. In addition, it completes and fills in the scene behind the extracted object.

6.   Potential Market, Sales Plans and Strategies


     3D attractions, such as "Terminator II 3D" and "Honey I Shrunk the Audience" located at Universal Studios Theme Parks, are experienced by 80% of the patrons*. For further example, IMAX has experienced substantial growth by deploying 3D content in its theaters**. The Company believes that video and DVD rentals will soon include 3D titles, thereby providing a market for 3D enhanced productions, including new releases and re-released existing product. The Company also sees a market for its technology in the multi-media and computer gaming industries and for use in upscale, sophisticated corporate presentations.


     The Company believes that revenues can be achieved from post production conversion services, box office percentages and royalties. Initially the Company intends to use the Technology to provide editing services directly to customers; however, the Company, if it deems it appropriate, will attempt to establish industry alliances with potential industry partners for product and process development, production and distribution agreements and to formalize such of those alliances as may be advantageous to the Company. The Company plans to provide conversion services to the film industry on a combination of fixed fee, income sharing and royalty basis for the conversion of existing film libraries; however, no pricing policy has been established. For corporate presentations the Company may become involved directly on a for fee basis for larger presentations and foresees either licensing advertising agencies to use the processes or forming alliances to implement the business strategy. To date, the Company has not effected any such industry alliances.

C.   Risk Factors Associated with the Company and Its Business

     The Company is engaged in the business of developing and marketing the Technology which was acquired by the Subsidiary. As no market for the Technology has been developed and as the Technology remains under development, the Company's business is characterized by a number of significant risks which are set forth below.


----------
* The foregoing statement is based upon information generally available to the public, and which the Company believes to be reliable, as published in the Hollywood Reporter, dated May 28, 1996 in an article entitled "T2 Radio Goes Back to the Future."

** The foregoing statement is based upon information generally available to the public, and which the Company believes to be reliable, including information published on the IMAX website.

                                       5
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1.   Recently Organized Company

     The Company was only recently organized and has limited assets and operating history. It has no record of commercial production, earnings or sales. The Company, therefore, must be considered promotional and in its early formative and development stage. There is no assurance that the Technology will achieve commercial acceptance or, if it does, that a functionally equivalent product will not be developed by competitors with access to significantly greater resources to devote to research, development and marketing. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably.

2.   No Sales or Revenues and lack of Cash Flow

     As noted, the Company is a new enterprise in the development stage, with a very limited history. It has had no sales or revenues. It is impossible to predict the timing of receipt or the magnitude of revenues from the marketing of the Technology, or whether such revenues will be realized. Any material delay in bringing the Technology to market could result in significant delays in the generation of revenues. In view of the uncertainties that exist concerning the ability of the Technology to achieve commercial acceptance, there can be no assurance that the Company will be able to achieve or sustain sales and/or profitability.

3.   Lack of Cash Flow; Additional Funding Requirements


     The Company has no source of operating cash flow. The Company has limited financial resources. To the extent that additional funds are required, the Company will seek to obtain such funds through equity and/or debt offerings. There is no assurance that if additional funding were needed, that it would be available to the Company on terms and conditions acceptable to it. Failure to obtain such additional funding could result in delay or indefinite postponement of the Technology to the market place or the ability to supply sufficient product to the market place on a continual and profitable basis. Reference should be made to the Notes to the Financial Statement (Page 28) wherein it is stated that "the Corporation is in the development stage and has no operating history of generating cash flow from operation which raises substantial doubt about its ability to continue as a going concern." See also the Auditor's Report (Page 24).


4.   Competition from Larger Companies

     The entertainment, film, video and software industries are intensely competitive and the Company competes and will compete with companies having greater financial and technical resources. Therefore, to the extent that the Company is able to establish sales, revenues and profits there is no assurance that it would be able to sustain such sales, revenues and profits. Moreover, although not a major factor today, if and when the Company begins achieving its objectives, larger, better financed companies in peripheral businesses may be attracted to the Company's markets. They may be prepared to spend large sums quickly to develop competitive products and to mount major marketing campaigns. The Company is aware of this possibility and hopes to establish itself as an industry leader early on. Time is of the essence and the Company's financing and marketing programs are essential to minimize this risk.

5.   Product Obsolescence

     The entertainment, film, video and software industries are characterized by rapid and significant technological change, and the introduction of new products and new services. The introduction of products embodying new technologies, the emergence of new industry standards or changes in either


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industry may adversely affect the Company's ability to sell the Technology.  The
Company's ability to anticipate changes in technology, industry standards and needs and to develop and introduce new (or enhance existing) processes and products on a timely basis will be a significant factor in its competitive position and growth prospects.

6.   Sales and Distribution

     The Company has yet to establish a significant distribution and support network. Failure on the part of the Company to put into place an experienced and effective marketing infrastructure in a timely manner, could act to delay or negate the realization of anticipated revenues.

7.   Market Acceptance

     The viability of the Company is dependent upon the market acceptance of the conversion of existing 2D content to 3D. There is no assurance that this process will attain a level of market acceptance which will allow for continuation and growth of its business operations. In addition, the Company will need to develop new processes and products to maintain its operations in the longer term. The development and launching of such processes and products can involve significant expenditure. There can be no assurance that the Company will have sufficient financial resources to fund such programs and whether such undertaking will be commercially successful.

8.   Potential Future 144 Sales

     Of the 50,000,000 authorized shares of the Common Stock of the Company, there are presently issued and outstanding (or reserved for issuance) 18,550,105 shares; all of which, except for 2,522,581 shares, are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Act"), and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent of the Company's outstanding Common Stock every three months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's Common Stock in any market that may develop for such shares.

9. No Market For the Company's Common Stock and Penny Stock Rules.

     There is no current trading market for the shares of the Company's Common Stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The shares of the Company's Common Stock, to the extent that a market develops for the shares of the Company's Common Stock at all, of which there can be no assurance, will likely appear in what is customarily known as the "pink sheets" or on the NASD Bulletin Board, which may limit the marketability and liquidity of the shares of the Company's Common Stock. Thus, stockholders may find it difficult to sell their shares. To date, neither the Company nor anyone acting on its behalf has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's Common Stock. Further, there have been no discussions or understandings, preliminary or otherwise,


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between  the  Company  or  anyone  acting on its  behalf  and any  market  maker regarding the participation of any such market maker in the future trading market, if any, for the Company's Common Stock.

     Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" to, or effect the purchase of a penny stock by, any person unless:

     (a)  such sale or purchase is exempt from Rule 15g-9;

     (b) prior to the transaction the broker or dealer has (1) approved the person's account for transactions in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

     (c) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

     The United States Securities and Exchange Commission (the "Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company's Common Stock, assuming a market were to develop therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of stockholders to sell their securities in the secondary market.

     Moreover, the Company's shares may only be sold or transferred by its stockholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

     10.  Intellectual Property

     The Company has been assigned the rights in and to certain patent applications pertaining to the Technology and intends to file such other patent applications with respect to Technology as it may deem advisable. No assurance is given that the patents will be granted or that, even if granted, the Technology does not infringe upon the patents of others. In the event of infringement, the consequences to the Company could be materially adverse.

     11. Adequate Labor and Dependence Upon Key Personnel; No Employment Agreements

     The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages. There can be no assurance, however, that such personnel will always be available in the future. The continuing development of the Technology has been almost entirely dependent on the skills of management and certain key employees of the Company with which the Company has no employment agreements. Loss of the services of any of this management team and key employees could have a


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material  adverse  effect upon the  Company.See  "Item 5.  Directors,  Executive
Officers, Promoters and Control Persons."

12.  Conflicts of Interest

     From time to time certain of the directors and executive officers of the Company may serve as directors or executive officers of other companies and, to the extent that such other companies may participate in the industries in which the Company may participate, the directors of the Company may have a conflict of interest. In addition, the Company's dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflict with the individual fiduciary obligations of the Company and visa versa. Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.


13.  Control by Management

     The Company's current officers and directors, as a group, own 7,129,960 or 38.4% of the Company's issued and outstanding common stock; and, accordingly may be able to exercise effective control over the Company's affairs, including but not limited to, the election of directors.


14.  Year 2000 Risks


     Currently the Company does not rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. The Company has been advised by Apple Computers Inc., whose software the Company has licensed for its operations, that such programs have been specifically engineered to enable development of Year 2000 compliant applications. However, like any other company, advances and changes in available technology can significantly impact its business and operation. Consequently, although the Company has not identified any specific year 2000 issue, the "Year 2000" problem creates risk for the Company from unforeseen problems in its own computer systems and from third parties, including but not limited to financial institutions, with whom it transacts business. Such failures of the Company and/or third parties computer systems could have a material impact on the Company's ability to conduct its business. See "Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operation."


15.  Forward Looking Statements


     This registration statement includes "forward-looking statements" within the meaning of Section 27A of the Act and Section 21E of the Exchange Act. A shareholder or prospective shareholder should bear this in mind when assessing the Company's business and prospectus. All statements, other than statement of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations ("cautionary statements") are disclosed in this registration statement, including, without limitation, in conjunction with the forward-looking statements included in this registration statement section entitled "Risk Factors Associated with the Company and Its Business." All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements. See "Item 2. Management's Discussion and Analysis or Plan of Operation." Reliance on the "Forward Looking Statements" safe harbor by the Company may adversely effect the ability of a shareholder to seek redress in the event such forward looking statements are not realized.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A.   Operations To Date

     The Subsidiary entered into an Agreement dated June 4, 1997 (the "E-Zone Agreement") with E-Zone Networks Inc., a Delaware Corporation ("E-Zone") pursuant to which the Subsidiary agreed to purchase certain technology and intellectual property (the "Technology") from E-Zone in consideration of (1) the payment of $200,000 on or before March 31, 1998; and (2) payment of an additional $160,500 for improvements made to the Technology.

     Pursuant to an Assignment Agreement dated January 27, 1998 (1) the Subsidiary assigned to the Company all of its right title and interest to the E-Zone Agreement and in and to the Technology; and (2), the Company agreed to discharge the obligations of the Subsidiary under the terms of E-Zone Agreement.


     Up to September 30, 1998, the Company has expended $360,500 in satisfying the Subsidiary's obligation under the E-Zone Agreement and the Company has expended approximately $104,731 in the acquisition of capital assets including computer hardware, office furnishings and equipment and an additional $230,864 on technology and product development.


B.   Plan of Operation

     The Company plans to complete the commercialization of the software for the Technology within the next twelve months. The initial marketing program for the completed software will be to the large format (70mm) film industry. The Company expects to be able to secure at least one contract during the second quarter of 1999.

     The Company has budgeted approximately one-half of its efforts and resources over the next twelve months to research and the development of the Technology.


     As at September 30, 1998 the Company had working capital of $38,664, derived form the proceeds of the offer and sale of its Common Stock. See "Part
II. Item 4. Recent Sales of Unregistered Securities." The Company will require additional funding, effected through equity and/or debt financing, in order to meet its projected cash requirements through August 1999. The Company has no understandings or agreements with any person regarding any such equity and/or debt financing and no assurance can be given that the Company will be able to obtain such additional financing on terms that it deems acceptable. See "Part I.
Item 1. Descriptions of Business - Risk Factors Associated with the Company and Its Business."


     The Company anticipates its cash requirements through August 31, 1999 to be as follows:

         Research and Development                    $  442,648
         Sales & Marketing Activities                   122,848
         Capital Investments                            122,000
         General Administrative Expenses                387,792
                                                     ----------
                                            Total    $1,075,288
                                                     ==========

     The Company anticipates making equipment purchases aggregating $74,000 during this period. However its primary focus will be on continued research and development, as well as increased marketing activities so as to achieve initial revenues. No assurance can be given that the amount budgeted for such activities will be sufficient to achieve the Company's goals. If additional funds are required the Company will need to explore the availability of such funds either through the sale of equity and/or debt securities or borrowings. To the extent that the Company engages in such financing activities, the Company's existing stockholders and/or management may participate.

     The Company has nine full time in house consultants and anticipates hiring additional employees during the period ending August 31, 1999 as its needs and resources permit.

C.   Year 2000 Issues

     The "Year 2000 problem", as it has come to be known, refers to the fact that many computer programs use only the last two digits to refer to a year, and therefore does not recognize a change in the first two digits. For example, the year 2000 would be read as being the year 1900. If not corrected, this problem could cause many computer applications to fail or create erroneous results.

     The Company has modified and tested all of the critical applications of its information technology ("IT"), the result of which is that all such critical applications are now Year 2000 compliant. Moreover, the Company has been advised by Apple Computers, Inc. whose software is licensed by the Company, that such software has been specifically engineered to enable development of Year 2000 compliant applications. The Company believes that virtually all of the non-critical applications of its IT are or will be made Year 2000 compliant prior to January 1, 1999. The Company's analysis and program is directed by its internal IT personnel or others with whom it transacts business. The total amount of the payments made to date and to be made hereafter to any independent consultants, are not expected to be material.

Based on the Company's analysis to date, the Company believes that its material non-IT systems are either Year 2000 compliant, or do not need to be made Year 2000 compliant in order to continue to function in substantially the same manner in the Year 2000. The Company intends to continue its analysis of whether its non-IT systems require any Year 2000 remediation. The Company's Year 2000 compliance work has not caused, nor does the Company expect that it will cause, a deferral on the part of the Company of any material IT or non-IT projects.

     However, there can be no assurance that any of the Company's vendors or others with whom it transacts business, will be Year 2000 compliant prior to such date. The Company is unable to predict the ultimate effect that the Year 2000 problem may have upon the Company, in that there is no way to predict the impact that the problem will have nation-wide or world-wide and how the Company will in turn be affected, and, in addition, the Company cannot predict the number and nature of its vendors, customers or others with whom it transacts business, including financial institutions, who will fail to become Year 2000 compliant prior to January 1, 2000. Significant Year 2000 difficulties on the part of vendors, customers or others with whom it transacts business, including financial institutions, could have a material adverse impact upon the Company. The Company intends to monitor the progress of its vendors, customers or others with whom it transacts business, including financial institutions, in becoming Year 2000 compliant. The Company has not to date formulated a contingency plan to deal with the potential non-compliance of vendors, customers and others with whom it transacts business, including financial institutions, but will be considering whether such a plan would be feasible.

D.   Forward Looking Statements

     This registration statement includes "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements". Such statements are included, among other places in this registration statement, in the sections entitled "Management's Discussion and Analysis or Plan of Operation," "Description of Business" and "Description of Property." Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. See "Risk Factors Associated with the Company and Its Business." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 3. DESCRIPTION OF PROPERTY


     All of the Company's tangible assets have been acquired over the last twelve months and were new at the time of acquisition by the Company. The Company SUB-leases 3,700 square feet of office and research premises, located at Suite 600, 560 5th Avenue SW, Calgary, Alberta, Canada from E-Zone Networks Canada Inc., (E-Zone Canada) a wholly owned subsidiary of E-Zone. The basic rent is $24,213Cdn.* annually ($2,017.75Cdn. monthly). In addition, the Company is responsible for payment of additional rent for operating costs in the current amount of $28,675. The lease expires February 28, 2001.

     Mr. Lowe, the Company's President and director is also the President and Chief Executive Officer as well as a directors of E-Zone. In addition, Messrs. Hess and Simpson, directors of the Company, are also officers of E-Zone. See "Item 7., Certain Relationships and Related Transactions."


----------

* The Company's accounts are maintained in United States dollars. In this Registration Statement all dollar amounts are expressed in United States dollars except where otherwise indicated.

     The rate of exchange means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.


                            1998      1997      1996      1995      1994

     High                 $1.5845   $1.4378   $1.3822   $1.4238   $1.4078
     Low                   1.4075    1.3470    1.3548    1.3285    1.3103
     Average for Period    1.4846    1.3800    1.3646    1.3689    1.3699
                          =======   =======   =======   =======   =======
     End of Period         1.5375    1.4328    1.3620    1.4030    1.3255
                          =======   =======   =======   =======   =======

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of December 31, 1998, (1) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock; (2) each of the Company's directors and officers; and (3) all directors and officers of the Company as a group.


                                                               Shares of
                                                               Common                  Approximate
                                                               Stock                   Percentage
Name of                                                        Beneficially            of Issued
Beneficial Owner                                               Owned                   and Outstanding
----------------                                               ------------            ---------------

Directors and Officers:
  Danny Lowe                                                   1,799,990(1)(3)           9.7%
  Norman Hess                                                    130,000(1)               .7%
  Todd Simpson                                                 1,499,990(1)(4)           8.1%
  Mark Holden                                                  1,799,990(1)(5)           9.7%
  Dan Matthews                                                 1,799,990(2)(6)           9.7%
  Ian Tweedie                                                    100,000(2)(7)            .5%

5% Stockholders:
Buchaneer Holdings Ltd. (8)                                    1,290,000(1)              7.0%

Directors and Officers as a Group (6 persons)                  7,129,960                38.4%

(1)  Direct ownership

(2)  Beneficial ownership

(3) Does not include 1,290,000 shares owned by a Bahamian corporate foundation, as to which Mr. Lowe disclaims any direct or beneficial interest but as to which certain members of Mr. Lowe's family and other third parties may benefit.

(4) Does not include 750,000 shares owned by a Bahamian corporate foundation as to which Dr. Simpson disclaims any direct or beneficial interest but as to which members of Dr. Simpson's family and other third parties may benefit.

(5) Does not include 573,000 shares owned by a Bahamian corporate foundation as to which Mr. Holden disclaims any direct or beneficial interest but as to which members of Mr. Holden's family and other third parties may benefit.

(6) These shares are registered in the name of Abacus (Nominee) Limited - M1636 as trustee for the Matthews Family Trust of which Mr. Matthews is one of the discretionary beneficiaries.

(7) These shares are registered in the name of Baracuda Financial Corp., a corporation controlled by Mr. Tweedie.

(8) Buchaneer Holdings Ltd. is a Bahamian corporate foundation whose principal is Richard W. De Vries of Calgary, Alberta, Canada.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The  following  persons are the  directors  and  executive  officers of the
Company:


Name                      Age      Position Held                                                 Term
----                      ---      -------------                                                 ----
Danny D. Lowe             50       President, Director & Chairman of the Board                   Since 1/7/98

Norman R. Hess            51       Secretary/ Treasurer & Director                               Since 1/7/98

Todd G. Simpson           33       Vice President & Director                                     Since 1/7/98

Mark H. Holden            40       Vice President & Director                                     Since 1/7/98

Dan Matthews              33       Director                                                      Since 1/7/98

Ian Tweedie               49       Director                                                      Since 1/7/98

     All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

     The Company currently has nine full time personnel and is supported to the extent required by outside consultants. Additional staff will be recruited as required to support the Company's growth and development. All of the full time personnel are contracted consultants. Key personnel also have equity positions and have executed confidentiality and non-competition agreements. Compensation levels are, and will continue to be commensurate with industry standards with incentive programs extended to the key personnel.

Danny D. Lowe
President, Chairman of the Board and Director

     Since January, 1996 Mr. Lowe has been a director, President and Chief Executive Officer of E-Zone and its subsidiary E-Zone Research and Development, Inc. Mr. Lowe co-founded QSound Labs, Inc. (NASDAQ) in 1988 and served as an officer and director thereof until January, 1996. Mr. Lowe was the inventor of QSound's proprietary 3D audio technology, widely recognized as a standard in 3D audio. QSound's technology has been licensed by Intel, Sega and NEC and used by such recording artists as Sting, Madonna and Pink Floyd. E-Zone provides a closed television network to the fitness industry and will be bringing entertainment products to market this year designed specifically for the fitness industry and which alleviate the boredom associated with the use of stationary exercise equipment. Mr. Lowe co-founded the Company.

Todd G. Simpson, Ph.D.
Vice President, Technical Direction & Intellectual Property, and Director


     Dr. Simpson's career has been exclusively in Calgary, Alberta. He was employed on a full time basis by Alberta Government Telephones (Telus) as a Research Analyst between 1991 and 1993. For the period of 1992 through 1995 Dr. Simpson held the part time position of an Instructor in programming and system design courses with Continuing Education at the University of Calgary. From 1993 through 1995 Dr., Simpson was employed full time at QSound Labs Inc. as a Project Leader and from 1995 through to the present Dr. Simpson has held the position of Vice President, Engineering at E-Zone Networks Inc. Since 1997 Dr. Simpson has also been the President of Push Technologies Inc. and has been the Vice President and a director of Push Entertainment Inc.

Mark Holden
Vice President, Film & Video Acquisition, and Director

     Mr. Holden founded Tanisys Technologies Inc. in Vancouver, British Columbia in 1990 where he was employed until 1994. In 1994 Mr. Holden became a self employed consultant to Rainmaker Digital Imaging Inc. and between 1995 and 1998 he consulted to E-Zone Networks Inc. Mr. Holden is currently providing consulting services to Push Entertainment Inc.


Norman R. Hess
Secretary/Treasurer and Director

     Mr. Hess is the legal counsel and Secretary of the Company. He was called to the Alberta Bar in 1972, and has been a sole practitioner carrying on his practice in Calgary, Alberta, since 1982. Mr. Hess has held memberships on the boards of a number of private, public and non-profit corporations and organizations in Canada during his career.

Dan Matthews
Director


     prior to 1994 Mr. Matthews operated a sports distribution business. In 1994 Mr. Matthews commenced employment with Opal Equity Associates, LLC in New York, New York. Since Mr. Matthews returned to Vancouver, British Columbia in 1996 he has been employed by and the President of Tri-Gold Investments Ltd.


Ian Tweedie, C.A.
Director

     Since October 1996 Mr. Tweedie has been a director and President of Digital Armor Inc. (NASD OTC). Prior thereto Mr. Tweedie was President and a Director of Virtual Universe Corporation, a public company whose shares traded on the Alberta Stock Exchange.

     The following individuals, although not officers or directors, are expected by the Company to make a significant contribution to its business:

David Spooner, Ph.D.
Senior Software Architect

     Dr. Spooner, age 34, has 10 years of experience in software engineering and design. Dr. Spooner's Ph.D. was granted in computer science. Dr. Spooner's thesis was programming language grammatics. Dr. Spooner's responsibilities with the Company include the architectural design of the Technology.

Len Bruton, Ph.D.
Technical Consultant

     Dr. Bruton, age 56, has since June, 1998 been Vice President Research of the University of

Calgary; prior thereto he was a Professor in the Faculty of Engineering at the University of Calgary. In addition to his academic responsibilities Dr. Bruton carries on research in the areas of digital video and 3D filtering. Dr. Bruton is extensively published and is recognized worldwide for his work in filter design and intellectual property.


     The Company's consultants have entered into consulting agreements which provide in part for the definition of the services to be provided by them, the compensation to be paid for their services and the reservation by the Company of all existing and developed intellectual property. Each of the consulting agreements can be terminated by either the Company or the consultant on thirty
(30) days notice. The non-disclosure/non-competition agreements which the Company has with each of the consultants provides in part that the consultants will not disclose or utilize the intellectual property of the Company and that the intellectual property will be kept in the strictest confidence. The non-disclosure/non-competition agreements also provide that the consultants will not compete, either directly or indirectly with the Company or carry on a business similar to that carried on by the Company for a period of three (3) years from the termination of the consulting agreements. The Company acknowledges that such agreements are not strictly enforced by the courts in the United States and Canada and may be enforced in part only and in some cases not at all.


     During the past five years no director, executive officer, promoter or control person of the Company:

     (1) was the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) was convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6.  SUMMARY COMPENSATION TABLE



         The following table sets forth information concerning the compensation of the named executive officers from April 21, 1997.

------------------------------------------------------------------------------------------------------------------------------------
                                                     Annual Compensation                            Long-Term Compensation
                                               -------------------------------------------------------------------------------------
                                                                                                  Awards               Payments
                                                                                            ----------------------------------------

                                                                        Other Annual                     Securities             All
                                      Year                                 Compen-       Restricted        Under-              other
            Name And                   or                                  sation          Stock           Lying      LTIP   Compen-
       Principal Position            Period       Salary      Bonuses        ($)          Award(s)        Options/   Payouts  sation
                                     Ended         ($)          ($)                         ($)             SARs       ($)      ($)
------------------------------------------------------------------------------------------------------------------------------------
     Danny D. Lowe                  12/31/97       --            --           --             --              --        --       --
                                  --------------------------------------------------------------------------------------------------
     President(1)                    9/30/98       --            --         29,200           --              --        --       --
------------------------------------------------------------------------------------------------------------------------------------
     Todd G.Simpson(2) Ph.D         12/31/97       --            --           --             --              --        --       --
                                  --------------------------------------------------------------------------------------------------
     Vice President                  9/30/98       --            --         24,800           --              --        --       --
------------------------------------------------------------------------------------------------------------------------------------
     Mark Holden(3)                 12/31/97       --            --           --             --              --        --       --
                                  --------------------------------------------------------------------------------------------------
     Director                        9/30/98       --            --         22,500           --              --        --       --
------------------------------------------------------------------------------------------------------------------------------------
     Norman R. Hess(4)              12/31/97       --            --           --             --              --        --       --
                                  --------------------------------------------------------------------------------------------------
     Secretary/Treasurer/Director    9/30/98       --            --         11,350           --              --        --       --
------------------------------------------------------------------------------------------------------------------------------------
     Dan Matthews                   12/31/97       --            --           --             --              --        --       --
                                  --------------------------------------------------------------------------------------------------
     Director                        9/30/98       --            --           --             --              --        --       --
------------------------------------------------------------------------------------------------------------------------------------
     Ian Tweedie                    12/31/97       --            --           --             --              --        --       --
                                  --------------------------------------------------------------------------------------------------
     Director                        9/30/98       --            --           --             --              --        --       --
------------------------------------------------------------------------------------------------------------------------------------
          Total                                    --            --         87,850           --              --        --       --
====================================================================================================================================


(1) Paid to T.I. - The Idea Company Ltd., a corporation controlled by Danny D. Lowe.

(2)  Paid to Quandri Inc., a corporation controlled by Todd G. Simpson.

(3)  Paid to M.  Holden  Productions  Ltd.,  a  corporation  controlled  by Mark
     Holden.

(4) Paid to Norman R. Hess Professional Corporation a corporation controlled by Norman Hess.

     The Company anticipates making additional payments to its officers and directors, aggregating $175,280 through August, 1999. The Company does not have any employee stock option or other compensatory plans.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Mr. Lowe and Dr. Simpson are stockholders, officers and directors of E-Zone from whom the Subsidiary acquired the Technology. Mr. Hess is a stockholder and officer of E-Zone.

     In December, 1998, the Company entered into a sub-lease agreement with E-Zone Canada, a wholly owned subsidiary of E-Zone. The sub-lease provides for payment of basic and additional rent of $52,888Cdn annually. See "Item 3. Description of Property." The Company believes that the sublease is on terms and conditions as, or more favorable than, could be obtained from unrelated third parties.

     Through September 30, 1998, corporations controlled by certain officers and directors have received fees aggregating $118,000. See "Part I. Item 6. Executive Compensation."

     The company has not formulated any policy towards entering into future transacting with related parties.


ITEM 8. DESCRIPTION OF SECURITIES

Common Stock


     The Company is authorized to issue 50,000,000 shares of Common Stock of which 18,550,105 shares were issued and outstanding as of December 31, 1998 and held of record by 177 shareholders. Each outstanding share of the Common Stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.


     The holders of the Common Stock (1) have equal rights to dividends from funds legally available therefor, when, and if, declared by the board of directors of the Company; (2) are entitled to share ratably in all of the assets of the Company available for distribution to the holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (3) do not have preemptive, subscription or conversion rights; and (4) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

     The holders of the Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

     There are no shares of preferred stock issued and outstanding; there are no options, warrants to purchase, or other securities convertible in to any shares.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     There is no trading market for the Common Stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. To the extent that a market develops for the Common Stock at all, of which there can be no assurance, it will likely appear in what is customarily known as the "pink sheets" or on the NASD Bulletin Board, which may limit the marketability and liquidity of the Company's Common Stock. Thus, stockholders may find it difficult to sell their shares. To date, neither the Company nor anyone acting on its behalf has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's Common Stock. Further, there have been no discussions or understandings, preliminary or otherwise, between the Company or anyone acting on its behalf and any market maker regarding the participation of any such market maker in the future trading market, if any, for the Company's Common Stock. See "Part I. Item 1. Description of Business - Risk Factors Associated with the Company and Its Business."

ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to any litigation, and has no knowledge of any threatened or pending litigation against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no changes in or disagreements with the Company's auditors.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     (a)  Founders Shares


          In January, 1998, an aggregate of 16,027,524 shares were offered and sold for an aggregate consideration of $37,907. The Company believes that each of the above-referenced transactions were exempt from registration under the Act, pursuant to exemptions afforded by, and the rules and regulations promulgated thereunder, including, but not limited to, Regulation S and Section 4(2), as transactions by an issuer not involving any public offering. All but two of the Company's shareholders are non US Persons (as defined in Regulation S) the offer and sale of shares to such non US Person were conducted pursuant to Regulation S.

     (b)  Rule 504 Shares

          From May to August 1998, the Company offered and sold 2,522,581 shares for an aggregate cash consideration of $861,290 to 30 persons in accordance with the exemption from registration afforded by Rule 504 of Regulation D.

     Except for 2,522,581 shares, all of the issued and outstanding shares are "restricted securities," as that term is defined in the rules and regulations promulgated under the Act, and are subject to certain restrictions regarding resale. Certificates evidencing these "restricted securities" have been endorsed and stamped with a restrictive legend and are subject to stop transfer orders.




     Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of The Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

Indemnification Of Officers, Directors, Employees And Agents; Insurance

     (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested director so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.


     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorneys' fees incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including (any constituent of a constituent) absorbed in a consolidation or merger which, if separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involve services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such person."


The Securities and Exchange Commission's Policy on Indemnification

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS


                                                                           Page


Auditor's Report to the Stockholders dated September 17, 1998                24

Comments by Auditors for U.S. Readers on Canada/U.S.
     Reporting Conflicts Dated September 17, 1998                            24

Consolidated  Audited Balance Sheet dated May 31, 1998
     and December 31, 1997 and unaudited Balance
     sheet as at September 30, 1998                                          25

Consolidated  Statements  of  Operations  and Deficit
     for the five month period ended May 31,  1998,
     and for the period from the date of commencement
     of operations  on  April  21, 1997 to  December 31, 1997;
     and, unaudited consolidated statements of operations for
     the four month ended September 30, 1997 and 1998                        26

Consolidated  Statements  of Cash Flow for the five month period ended May 31, 1998 and for the period from the date
     of  commencement of operations on April 21, 1997 to
     December  31, 1997; and, unaudited consolidated statements of cash flow for the four months ended September 30, 1997
     and 1998                                                                27

Notes to the Consolidated Financial Statements                            28-32

AUDITORS' REPORT TO THE DIRECTORS


We have audited the consolidated balance sheets of Push Entertainment Inc. (a Development Stage Enterprise) as at May 31, 1998 and December 31, 1997 and the consolidated statements of operations and deficit and changes in cash flow for the five month period ended May 31, 1998 and for the period from the date of commencement of operations on April 21, 1997 to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at May 31, 1998 and December 31, 1997 and the results of its operations and the changes in its financial position for the five month period ended May 31, 1998 and for the period from the date of commencement of operations on April 21, 1997 to December 31, 1997 in accordance with generally accepted accounting principles in the United States.


Chartered Accountants

Calgary, Canada
September 17, 1998

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA U.S. REPORTING CONFLICTS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Corporation's ability to continue as a going concern, as referred to in Note 1 to these consolidated financial statements. Our report to the shareholders dated July 2, 1998 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors' report when the facts are adequately disclosed in the financial statements.


Chartered Accountants

Calgary, Canada
September 17, 1998

PUSH ENTERTAINMENT INC.
(a Development Stage Enterprise)
Consolidated Balance Sheet


(Expressed in U.S. Dollars)

==========================================================================================================
                                                 December 31,               May 31,          September 30,
                                                        1997                  1998                   1998
----------------------------------------------------------------------------------------------------------
                                                                                               (Unaudited)
Assets

Current assets:
     Cash                                           $       1             $  18,984             $  54,516
     Accounts receivable                                 --                   9,162                 8,269
     Subscriptions receivable (note 5)                   --                 286,728                  --
     Prepaid expenses                                    --                   8,032                 7,670

----------------------------------------------------------------------------------------------------------
                                                            1               322,906                70,455

Capital assets (note 3)                                  --                  32,901                99,373

----------------------------------------------------------------------------------------------------------
                                                    $       1             $ 355,807             $ 169,828

==========================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities       $    --               $  63,812             $  31,791
     Due to company under common control
       (note 4)                                       360,500                 5,831                 5,551

----------------------------------------------------------------------------------------------------------
                                                      360,500                69,643                37,342

Shareholders' equity:
     Share capital (note 5)                                 1               877,204               877,204
     Deficit accumulated during the
       development stage                             (360,500)             (591,040)             (744,718)
----------------------------------------------------------------------------------------------------------
                                                     (360,499)              286,164               132,486
Future operations (note 1)
----------------------------------------------------------------------------------------------------------
                                                    $       1             $ 355,807             $ 169,828
==========================================================================================================

See accompanying notes to consolidated financial statements.

PUSH ENTERTAINMENT INC.
(a Development Stage Enterprise)
Consolidated Statements of Operations and Deficit


(Expressed in U.S. Dollars)

==============================================================================================================
                            Period from date of
                                commencement of
                                  operations on       Five months       Four months       Four months
                              April 21, 1997 to             ended             ended             ended
                                   December 31,           May 31,      September 30,    September 30,
                                           1997              1998              1997              1998
--------------------------------------------------------------------------------------------------------------
                                                                         (unaudited)      (unaudited)
Expenditures:
     Technology and product
       development                     $360,500          $123,211          $   --            $107,653

     General and administration            --              63,259              --              11,390

     Business promotion and
       development                         --              38,712              --              34,635

     Depreciation                          --               5,358              --                --
--------------------------------------------------------------------------------------------------------------

                                        360,500           230,540              --             153,678

--------------------------------------------------------------------------------------------------------------
Net loss                                360,500           230,540              --             153,678


Deficit, beginning of period               --             360,500              --             591,040

--------------------------------------------------------------------------------------------------------------
Deficit, end of period                 $360,500          $591,040          $   --            $744,718
==============================================================================================================

See accompanying notes to financial statements.

PUSH ENTERTAINMENT INC.
(a Development Stage Enterprise)
Consolidated Statements of Cash Flow


(Expressed in U.S. Dollars)

==========================================================================================================================
                                                Period from date of
                                                    commencement of
                                                      operations on       Five months        Four months      Four months
                                                  April 21, 1997 to             ended              ended            ended
                                                       December 31,           May 31,      September 30,    September 30,
                                                               1997              1998               1997             1998
--------------------------------------------------------------------------------------------------------------------------
                                                                                             (unaudited)       (unaudited)
Cash provided by (used in):

Operations:
     Net loss                                             $(360,500)        $(230,540)       $     --           $(153,678)
     Item not involving cash:
         Depreciation                                          --               5,358              --                --
     Net changes in non-cash working capital:
         Accounts receivable                                   --              (9,162)             --                 893
         Accounts payable and
           accrued liabilities                                 --              63,812              --             (32,021)
         Prepaid expenses                                      --              (8,032)             --                 362
         Due to company under
           common control (note 4)                          360,500          (354,669)             --                (280)
--------------------------------------------------------------------------------------------------------------------------
                                                               --            (533,233)             --            (184,724)

Financing activity:
     Issuance of share capital                                    1           590,476              --             286,728

Investing activities:
     Acquisition of capital assets                             --             (38,259)             --             (66,472)
     Acquisition of subsidiary                                 --                  (1)             --                --
--------------------------------------------------------------------------------------------------------------------------
                                                               --             (38,260)             --             (66,472)

--------------------------------------------------------------------------------------------------------------------------
Increase in cash                                                  1            18,983              --              35,532

Cash, beginning of period                                      --                   1              --              18,984
--------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                       $       1         $  18,984        $     --           $  54,516
==========================================================================================================================

See accompanying notes to consolidated financial statements.

PUSH ENTERTAINMENT INC.
(a Development Stage Enterprise)
Notes to Consolidated Financial Statements


(Expressed in U.S. Dollars)

================================================================================

Incorporation and basis of presentation:

     Push Entertainment Inc. (the "Corporation") was incorporated under the laws of the State of Delaware on January 7, 1998. Effective January 7, 1998 the Corporation acquired for cash consideration consisting of $1 all of the issued outstanding capital stock of Push Technologies Inc. ("PTI"), a company incorporated under the laws of Alberta, Canada. PTI was incorporated as 736145 Alberta Inc. on April 21, 1997 with all capital stock being issued to a provisional shareholder to hold until the incorporation of its ultimate shareholder, which was to be the Corporation. As a result, the Corporation has accounted for the operations of PTI on the continuity of interests basis, as if PTI had always been owned by the Corporation. The Corporation is in the business of developing, manufacturing and distributing technologies for the conversion of 2D film and video images into 3D content.

     The  consolidated   financial   statements  include  the  accounts  of  the
     Corporation and its wholly-owned subsidiary PTI.

     These consolidated financial statements are presented in U.S. Dollars, and are prepared in accordance with accounting principles generally accepted in the United States.



1.   Future operations:

     These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations.

     The Corporation is in the development stage and has no history of generating cash flow from operations which raises substantial doubt about its ability to continue as a going concern. The Corporation is actively pursuing various initiatives, most particularly the development, marketing and production of its products and capabilities so as to achieve a commercial level of operations, and the sourcing of additional financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PUSH ENTERTAINMENT INC.
(a Development Stage Enterprise)
Notes to Consolidated Financial Statements, page 2


(Expressed in U.S. Dollars)

================================================================================

2.   Significant accounting policies:

     (a)  Capital assets:

          Capital assets are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using the following methods and annual rates:

          ======================================================================
          Assets                                          Basis            Rate
          ----------------------------------------------------------------------

          Furniture and equipment             Declining balance             20%
          Computer equipment                  Declining balance             30%
          ======================================================================

     (b)  Technology and product development costs:

          Technology and product research costs are expensed in the period incurred.

     (c)  Deferred technology and product development:

          Costs incurred in the development of new software products are capitalized once technological and commercial feasibility has been established, and are amortized over the life of the product once the product is available for general release to customers. There have been no costs capitalized to date.

     (d)  Income taxes:

          The  Corporation  uses the liability  method of accounting  for income
          taxes.   The   Corporation  has  not  recognized  in  these  financial
          statements the potential benefits of income tax losses.

     (e)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reported period. Actual results could differ from these estimates.

     (f)  Fiscal year end:

          The Corporation's fiscal year end is December 31.

PUSH ENTERTAINMENT INC.
(a Development Stage Enterprise)
Notes to Consolidated Financial Statements, page 3


(Expressed in U.S. Dollars)

================================================================================

3.   Capital assets:

     ===========================================================================
                                                    Accumulated         Net book
     September 30, 1998                    Cost    depreciation            value
     ---------------------------------------------------------------------------


     Furniture and equipment           $ 35,954        $    763         $ 35,191
                                  ----------------------------------------------
     Computer equipment                  68,777           4,595           64,182
                                  ----------------------------------------------
     ---------------------------------------------------------------------------
                                       $104,731        $  5,358         $ 99,373
     ===========================================================================

     ===========================================================================
                                                    Accumulated         Net book
     May 31, 1998                          Cost    depreciation            value
     ---------------------------------------------------------------------------
     Furniture and equipment           $  7,625        $    763         $  6,862
     Computer equipment                  30,634           4,595           26,039
     ---------------------------------------------------------------------------
                                       $ 38,259        $  5,358         $ 32,901
     ===========================================================================


4.   Related party transactions:

     (a) During the four month period ended September 30, 1998 the Corporation was charged $25,000 (May 31, 1998 - $38,000), (1997 - $nil) for technology and product development expenditures by related parties.

     (b) During the four month period ended September 30, 1998 the Corporation was charged $23,000 (May 31, 1998 - $32,000), (1997 - $nil) for business promotion and development expenditures by related parties.

     (c) During the period from the date of commencement of operations on April 21, 1997 to December 31, 1997 the Corporation was charged $360,500 for technology and product development expenditures by a company under common control.

     Related parties include directors, officers, and significant shareholders of the Corporation and companies under their control.

PUSH ENTERTAINMENT INC.
(a Development Stage Enterprise)
Notes to Consolidated Financial Statements, page 4


(Expressed in U.S. Dollars)

================================================================================

5.   Share capital:

     (a)  Authorized:

          50,000,000 common shares with a par value of $.001 per share

          5,000,000 preferred shares with a par value of $.001 per share

     (b)  Common shares issued and to be issued:

          =============================================================================================================
                                                                                                         Subscriptions
                                                                        Number              Amount          Receivable
          -------------------------------------------------------------------------------------------------------------
          Balance, January 7, 1998                                        --           $      --           $      --
          Issued:
          For cash and subscriptions receivable                     18,550,105             899,198             308,722
          -------------------------------------------------------------------------------------------------------------
          Balance, May 31, 1998                                     18,550,105             899,198             308,722
          Subscriptions received                                          --                  --              (286,728)


          -------------------------------------------------------------------------------------------------------------
          Balance, September 30, 1998                              $18,550,105         $   899,198         $    21,994
          =============================================================================================================

          Subsequent  to May 31, 1998,  the  Corporation  collected  $286,728 of subscriptions receivable, and has recognized this amount as subscriptions receivable as at May 31, 1998. The remainder of the subscriptions receivable are not included in share capital and subscriptions receivable on the balance sheet, and will be recognized when settled.

6.   Fair value of financial assets and liabilities:

     The fair value of the Corporation's financial assets and liabilities as at September 30, 1998 and May 31, 1998 approximate their carrying amounts, due to their short terms to maturity.

PUSH ENTERTAINMENT INC.
(a Development Stage Enterprise)
Notes to Consolidated Financial Statements, page 3


(Expressed in U.S. Dollars)

================================================================================


7.   Income taxes:

     The Corporation has available approximately $700,000 (May 31, 1998 - $575,000) of income tax losses and pools, which begin expiring in 2004, available to reduce future periods taxable income. No benefit for these losses and pools has been recognized in these financial statements.

8.   Uncertainty Due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Corporation, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                    PART III

                                INDEX TO EXHIBITS



2.1  Certificate of Incorporation dated January 7, 1998*

2.2 Certificate of Correction dated January 23, 1998 to the Certificate of Incorporation*

2.3 Certificate of Amendment dated February 23, 1998 to the Certificate of Incorporation*

2.4 Certificate of Amendment dated March 11, 1998 to the Certificate of Incorporation*

2.5  By-laws*

6.1  Consulting Agreement with David Spooner and Lambda Software Corporation*

6.2  Consulting Agreement with Susan Hubele and White Line Communications Ltd.*

6.3  Consulting  Agreement  with Dong  Pan*

6.4  Consulting Agreement with Jim Turner*

6.5  Consulting  Agreement with P. Randall Hess*

6.6  Consulting Agreement with Brad Steckel*

6.7  Consulting Agreement with Todd Reed and Reaction Software Inc.*

6.8 Non-Disclosure and Non-Competition Agreement with David Spooner and Lambda software Corporations*

6.9 Non-Disclosure and Non-Competition Agreement with Susan Hubele and White Line Communications*

6.10 Non-Disclosure and Non-Competition Agreement with Dong Pan*

6.11 Non-Disclosure and Non-Competition Agreement with Jim Turner*

6.12 Non-Disclosure and Non-Competition Agreement with P. Randall Hess*

6.13 Non-Disclosure and Non-Competition Agreement with Brad Steckel*

6.14 Non-Disclosure and Non-Competition Agreement with Todd Reed*

6.15 Non-Disclosure and Non-Competition Agreement with Mark Holden and M. Holden Productions Ltd.*

6.16 Technology Transfer Agreement dated June 4, 1997*

6.17 Assignment Agreement dated January 27, 1998*

6.18 Lease dated December 1998 between the Company and E-Zone Networks Canada

27.0 Financial Data Schedules*


----------
*    Previously filed.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

Dated:  January  13, 1998                    Push Entertainment Inc.



                                             By:   /s/Norman Hess
                                                   -----------------------------
                                             Norman Hess, Secretary and Director

                             PUSH ENTERTAINMENT INC.

                             REGISTRATION STATEMENT
                                  in Form 10SB

                                INDEX TO EXHIBITS



2.1  Certificate of Incorporation dated January 7, 1998*                             Page

2.2  Certificate  of  Correction  dated January 23, 1998 to the  Certificate  of
     Incorporation*

2.3  Certificate  of Amendment  dated  February 23, 1998 to the  Certificate  of
     Incorporation*

2.4  Certificate  of  Amendment  dated  March  11,  1998 to the  Certificate  of
     Incorporation*

2.5  By-laws*

6.1  Consulting Agreement with David Spooner and Lambda Software Corporation*

6.2  Consulting Agreement with Susan Hubele and White Line Communications Ltd.*

6.3  Consulting  Agreement  with Dong  Pan*

6.4  Consulting Agreement with Jim Turner*

6.5  Consulting  Agreement with P. Randall Hess*

6.6  Consulting Agreement with Brad Steckel*

6.7  Consulting Agreement with Todd Reed and Reaction Software Inc.*

6.8  Non-Disclosure and Non-Competition  Agreement with David Spooner and Lambda
     Software Corporations*

6.9  Non-Disclosure  and  Non-Competition  Agreement with Susan Hubele and White
     Line Communications*

6.10 Non-Disclosure and Non-Competition Agreement with Dong Pan*

6.11 Non-Disclosure and Non-Competition Agreement with Jim Turner*

6.12 Non-Disclosure and Non-Competition Agreement with P. Randall Hess*

6.13 Non-Disclosure and Non-Competition Agreement with Brad Steckel*

6.14 Non-Disclosure and Non-Competition Agreement with Todd Reed*

6.15 Non-Disclosure and Non-Competition Agreement with Mark Holden and M. Holden
     Productions Ltd.*

6.16 Technology Transfer Agreement dated June 4, 1997*

6.17 Assignment Agreement dated January 27, 1998*

6.18 Lease dated December 1998 between the Company and E-Zone Networks Canada          37

27.0 Financial Data Schedules*


----------
*    Previously filed.


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